Schedule A

Fund	Ticker	Percentage of Revised Investment Management Fee	Effective Date of Sub-Advisory Agreement
FT Vest Bitcoin Strategy & Target Income ETF	DFII	50%	March 26, 2025
FT Vest Bitcoin Strategy Floor15 ETF – April	BFAP	50%	March 26, 2025
FT Vest Bitcoin Strategy Floor15 ETF – July	BFJL	50%	June 18, 2025
FT Vest Bitcoin Strategy Floor15 ETF – October	BFOC	50%	September 29, 2025
FT Vest Bitcoin Strategy Floor15 ETF – January	BFJA	50%	December 24, 2025